November 8, 2010	Jeremy C. Smith 202-508-4632 202-383-8331 Jeremy.Smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Laura Hatch

Re:	Ashmore Funds
File nos. 333-169226; 811-22468

Dear Ms. Hatch:

Pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on September 3, 2010, Ashmore Funds (the “Trust”) filed its initial registration statement on Form N-1A (the “Registration Statement”) relating to the issuance of common shares of beneficial interest of its respective series Ashmore Emerging Markets Corporate Debt Fund, Ashmore Emerging Markets Local Currency Fund, Ashmore Emerging Markets Local Currency Bond Fund, Ashmore Emerging Markets Sovereign Debt Fund and Ashmore Emerging Markets Total Return Fund (each a “Fund” and, collectively, the “Funds”). You provided a letter to our attention, dated September 29, 2010 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Registration Statement.

In concert with the transmission of this letter, the Trust intends to submit Pre-Effective Amendment No. 1 to the Registration Statement to, among other things, amend the Registration Statement to reflect the Trust’s responses to the Staff’s comments as set forth below.

PROSPECTUS

Fees and Expenses of the Fund

1.	Comment: For each Fund with a contractual fee waiver and/or expense reimbursement, please conform the last line in the Fee Table to Item 3 of Form N-1A (“Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”).

Response: The requested changes have been made.

2.	Comment: For each Fund with a contractual fee waiver and/or expense reimbursement, please include in the footnote describing the fee waiver arrangement the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.

Response: The requested changes have been made. For each Fund with a contractual fee waiver and/or expense reimbursement, the footnote describing the fee waiver arrangement has been revised to read as follows:

Ashmore Investment Management Limited (“the Investment Manager”) has contractually agreed to waive its fees or reimburse the Fund for other expenses to the extent that Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, interest expense, taxes, sub-transfer agency expenses, extraordinary expenses and certain credits and offset arrangements) for the Fund’s Institutional Class Shares exceed [    ]% of the Institutional Class Shares’ average daily net assets. The expense limitation arrangement may be terminated before [date] only by the Board of Trustees.

Principal Investment Strategies

3.	Comment: Because each of the Ashmore Funds has “Emerging Markets” in its name, please include investing in Emerging Markets in each fund’s 80% policy.

Response: A clarifying change to the 80% policy of Ashmore Emerging Markets Corporate Debt Fund has been made. The referenced disclosure has been revised as follows:

The Fund observes a policy to normally invest at least 80% of its net assets (plus borrowings made for investment purposes) in bonds and other debt instruments of Corporate issuers (as defined above).1

The Trust respectfully submits that each other Fund’s policy adopted in accordance with Rule 35d-1 under the 1940 Act already includes disclosure consistent with the Staff’s comment through the use of defined terms denoting investments in issuers associated with Emerging Market Countries.

[1]

“Corporate issuers” is defined in the Prospectus to mean “a non-governmental issuer that is located in an Emerging Market Country, or an issuer deriving, earning or expected by the Investment Manager to earn or derive 50% or more of its revenues directly or indirectly from one or more Emerging Market Countries.”

4.	Comment: For the Ashmore Emerging Markets Local Currency Bond Fund, please include investing in Bonds in the Fund’s 80% policy.

Response: The requested change has been made. The referenced disclosure has been revised as follows:

The Fund observes a policy to normally invest at least 80% of its net assets (plus borrowings made for investment purposes) in bonds and other debt instruments denominated in the local currencies of Emerging Market Countries.

5.	Comment: For each Fund’s principal investment strategies, please restate the strategies in plain English. For example, please be more succinct, eliminate run-on sentences, and eliminate some of the parenthetical phrases.

Response: The requested restatements have been made.

6.	Comment: In the principal investment strategies section for the Ashmore Emerging Markets Corporate Debt Fund, the prospectus states that, “The Fund may utilize various derivative instruments and related strategies (both long and short positions) for hedging or efficient portfolio management purposes, in an attempt to enhance returns or to add leverage to its portfolio.” Please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.govklivisions/investment/guidance/ici073010.pdf). In addition, please disclose what it means to take a “long” and a “short” position. (Same comment for other Ashmore Funds, as applicable).

Response: The referenced disclosures have been reviewed and revised as the Funds deemed appropriate in reference to the noted letter. In addition, disclosure has been added to clarify what is meant by “long” and “short” positions.

Performance Information

7.	Comment: This is not a “Summary” prospectus. Please delete the reference to “Summary” in the first sentence.

Response: The requested changes have been made.

Management of the Fund

8.	Comment: For each Ashmore Fund, please remove the introductory paragraph after the heading “Investment Team” and before the names of the Investment Team.

Response: The requested changes have been made.

Purchase and Sale of Fund Shares

9.	Comment: For each Ashmore Fund, please delete all of the disclosure except the following, “The minimum initial investment for Institutional Class Shares is $1,000,000 and the minimum subsequent investment is $5,000.” “You may sell (redeem) your Institutional Class Shares on any day the New York Stock Exchange is open by calling or by sending a letter of instruction to . If your shares are held in the name of a financial intermediary, those shares may only be sold through that financial intermediary.”

Response: The referenced disclosure has been revised as follows:

The minimum initial investment for Institutional Class Shares is $1,000,000 and the minimum subsequent investment is $5,000, though these minimums may be waived or modified by the Fund, including for certain financial intermediaries. You may sell (redeem) your Institutional Class Shares on any day the [New York Stock Exchange] is open by calling [            ] or by sending a letter of instruction to [            ]. If your shares are held in the name of a financial intermediary, those shares may only be sold through that financial intermediary.

The Trust believes that the disclosure regarding the potential waiver of the investment minimums is helpful disclosure and consistent with the requirements of Item 6(a) of Form N-1A.

Investment Objective

10.	Comment: The investment objective for the Ashmore Emerging Markets Local Currency Fund is not a clear objective. Please restate the objective and eliminate the discussion of the Fund’s investment strategy.

Response: The requested change has been made. The Fund’s investment objective has been revised as follows:

The Fund seeks to maximize total return.

11.	Comment: For each fund, in response to Item 9, the disclosure states that “the Fund’s investment objective may be changed without a shareholder vote.” Please also state that shareholders will be given 60 days advance notice of a change in the Fund’s investment objective.

Response: The Trust respectfully declines to make the requested change, as there is no legal requirement of which the Trust is aware to provide such notice to shareholders.

How the Funds’ Shares are Priced

12.	Comment: In this section, the disclosure states, “Each Fund reserves the right to change the time its respective NAVs are calculated if the Fund closes earlier, or as permitted by the SEC.” Please explain the inclusion of this statement. Please explain under what circumstances a Fund may close earlier than the close of trading on the New York Stock Exchange.

Response: The referenced language regarding closing earlier than the close of trading on the New York Stock Exchange has been deleted.

Frequent Purchases and Redemptions of Fund Shares

13.	Comment: The disclosure states that “the Trust’s Board of Trustees has adopted policies and procedures reasonably designed to detect and prevent short-term trading activity that may be harmful to the Funds and their shareholders.” Pursuant to Item 11(e) please describe these procedures with specificity.

Response: The requested changes have been made.

How to Sell or Exchange Shares

14.	Comment: Under this heading, the disclosure states, “If you paid for your Institutional Class Shares by check, the Fund will not send you your redemption proceeds until the check you used to pay for the shares has cleared, which may take up to 15 calendar days from the purchase date.” Please change the number of days to 10 calendar days.

Response: The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Policies Relating to Rule 35d-1 under the 1940 Act

15.	Comment: The policies in this section should match the respective policies in the prospectus after changes are made pursuant to comments #3 and #4 above.

Response: The requested changes have been made.

GENERAL

16.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Trust intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

17.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Trust does not currently intend to submit any exemptive application or no-action request in connection with the Registration Statement.

18.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: The Trust intends to file a pre-effective amendment in accordance with Rule 472 under the Securities Act of 1933, as amended, incorporating the noted responses to the Staff’s comments. The Trust also has filed this letter as correspondence with the SEC via EDGAR, which notes where no changes will be made in response to a comment with explanation. Responses to the Staff’s comments will be made in all portions of the Registration Statement that are implicated by such changes.

19.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Trust and its management have been made aware of this comment.

As to the final portion of the Comment Letter, the Trust intends to include the noted representations as part of its eventual written request to the Commission for declaration of the effectiveness of the Registration Statement. The Trust currently expects to request acceleration effective on or about November 22, 2010.

*****

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (202) 508-4632 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy C. Smith
Jeremy C. Smith

cc:	Alexandra Autrey
David C. Sullivan